UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: June 28, 2024

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Cellectis S.A.

Cellectis S.A. (the “Company”) held its Combined General Meeting of Shareholders (the “Meeting”) on June 28, 2024.

The voting results of the Meeting, which is attached as Exhibit 99.1 hereto, is incorporated by reference herein.

EXHIBITS

Exhibit	Title
99.1	Voting Results for the Combined General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.

June 28, 2024	By:	/s/ André Choulika
André Choulika
Chief Executive Officer